UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2020 AND 2019

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois

June 28, 2021

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2020 and 2019
(Dollars in thousands)

	2020	2019
Assets
Cash	$-	$652
Investments, at fair value	12,978,506	10,950,124
Notes receivable from participants	88,523	89,236
Accrued interest and dividend income	956	1,431
Due from brokers	142,584	312,311

Total assets	13,210,569	11,353,754

Liabilities
Investments sold short, at fair value	35,036	176,943
Accrued investment expenses	381	340
Due to brokers	93,367	219,039

Total liabilities	128,784	396,322

NET ASSETS AVAILABLE FOR BENEFITS	$13,081,785	$10,957,432

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2020
(Dollars in thousands)

Additions
Contributions
Employer	$164,083
Participant	307,496
Rollovers	42,082

Total contributions	513,661

Investment income
Net appreciation in fair value of investments	2,186,827
Interest and dividends	117,551

Net investment income	2,304,378

Interest income on notes receivable from participants	4,061

Total additions	2,822,100

Deductions
Benefits paid to participants	698,368
Other expenses	291

Total deductions	698,659

Net increase before transfers	2,123,441

Transfers into Plan (Note A)	912

NET INCREASE	2,124,353

Net assets available for benefits
Beginning of year	10,957,432

End of year	$13,081,785

The accompanying notes are an integral part of this statement.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Effective May 18, 2020, the Cephea Valve Technologies, Inc. 401(k) Plan merged with and into the Plan. Assets totaling approximately $912,000 were transferred into the Plan.

Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

7

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2020 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Effective as of August 1, 2018, participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. ("AbbVie"). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

8

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Abbott Green participants are also fully vested in employer contributions upon disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2020, forfeitures reduced Abbott’s employer contributions by approximately $1.4 million. Approximately $249,000 and $535,000 in forfeitures were available at the end of 2020 and 2019, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 72 (or age 70 ½, if reached prior to January 1, 2020 ) or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

9

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

10

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption. The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2020 and 2019, the Plan held futures contracts with a notional amount of approximately $2.2 million and $2.3 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2020 and 2019. Changes in fair value are accounted for as investment income within net appreciation in fair value of investments and totaled approximately $456,000 for the year ended December 31, 2020.

11

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2020 and 2019 (dollars in thousands):

	Basis of Fair Value Measurement
2020	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$4,819,600	$-	$-	$-	$4,819,600
Mutual funds	96,224	-	-	-	96,224
REITs	18,379	-	-	-	18,379
Collective trust funds	-	-	-	7,240,401	7,240,401
Corporate debt	-	242,622	-	-	242,622
Government debt	-	146,837	-	-	146,837
Certificate of deposit	-	4,509	-	-	4,509
Private 40-Act mutual funds	-	-	-	409,934	409,934
Total investments at fair value	$4,934,203	$393,968	$-	$7,650,335	$12,978,506

	Basis of Fair Value Measurement
2020	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$35,036	$-	$-	$35,036
Total investments sold short at fair value	$-	$35,036	$-	$-	$35,036

12

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2019	Markets	Inputs	Inputs	NAV	Total
Assets - Investments:
Common stock	$4,059,697	$-	$-	$-	$4,059,697
Mutual funds	96,694	-	-	-	96,694
REITs	29,638	-	-	-	29,638
Collective trust funds	-	-	-	5,972,632	5,972,632
Corporate debt	-	250,580	-	-	250,580
Government debt	-	299,689	-	-	299,689
Certificate of deposit	-	3,106	-	-	3,106
Private 40-Act mutual funds	-	-	-	238,088	238,088
Total investments at fair value	$4,186,029	$553,375	$-	$6,210,720	$10,950,124

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2019	Markets	Inputs	Inputs	NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$176,943	$-	$-	$176,943
Total investments sold short at fair value	$-	$176,943	$-	$-	$176,943

The Private 40-Act mutual funds are not direct filing entities. These funds invest in fixed income instruments of varying maturities. The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund. Abbott pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2020 and 2019 is presented below:

	2020	2019
Abbott common shares, 27,617,036 and 28,371,110 shares, respectively (dollars in thousands)	$3,023,789	$2,464,315
Market value per share	$109.49	$86.86

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2020, the Plan received $40 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated May 19, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE G – RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. The pandemic is ongoing and has caused significant volatility and uncertainty in U.S. and international financial markets. The volatility in the markets has not resulted in a material change in the fair value of the Plan’s investments since December 31, 2020; however, the ultimate impact of COVID-19 on the Company, the Plan, and global financial markets will depend on future developments that are difficult to assess or predict, and the potential impact to the Plan’s net assets available for benefits and changes in net assets available for benefits is uncertain.

NOTE H - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2020 through the date these financial statements were issued. Management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$3,023,789

Common stock
1ST CTZNS BANCSHARES INC CL A		119
2U INC COM		58
5TH 3RD BANCORP		626
ABBVIE INC.		1,623,860
ACADIA HEALTHCARE CO INC COM		141
ACCELERON PHARMA INC COM		13
ACUITY BRANDS INC COM		139
ADT INC DEL COM		39
ADVANCE AUTO PTS INC COM		323
AECOM		245
AES CORP COM		496
AFFILIATED MANAGERS GROUP INC COM STK		141
AGCO CORP COM		205
AGILENT TECHNOLOGIES INC COM		1,060
AGIOS PHARMACEUTICALS INC COM		77
AIR LEASE CORP CL A		152
AKAMAI TECHNOLOGIES INC COM STK		95
ALASKA AIR GROUP INC COM		201
ALBEMARLE CORP COM		498
ALBERTSONS COS INC CL A		16
ALEXION PHARMACEUTICALS INC COM		889
ALKERMES PLC SHS		101
ALLEGHANY CORP DEL COM		235
ALLEGION PLC COMMON STOCK		121
ALLEGRO MICROSYSTEMS INC		11
ALLIANCE DATA SYS CORP COM		113
ALLIANT ENERGY CORP COM		405
ALLISON TRANSMISSION HOLDING		54
ALLY FINL INC COM		425
AMCOR PLC		497
AMDOCS		296
AMER FINL GROUP INC OH COM STK		194
AMERCO COM		130
AMEREN CORP COM		607
AMERICAN AIRLINES INC COM		269
AMERICAN NATL GROUP INC COM		22
AMERICAN WELL CORP COM CL A		8
AMERICAN WTR WKS CO INC NEW COM		885
AMERIPRISE FINL INC COM		724
AMERISOURCEBERGEN CORP COM		238
AMETEK INC NEW COM		883
AMPHENOL CORP NEW CL A		492
ANTERO MIDSTREAM CORPORATION		71
APA CORP		172
APARTMENT COM		25
APARTMENT INCOME REIT CORP COM		180
APOLLO GLOBAL MGMT INC		136
APTARGROUP INC COM		278
APTIV PLC COM		1,104
ARAMARK COM		275

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
ARCH CAPITAL GROUP COM STK		446
ARCHER-DANIELS-MIDLAND CO COM		883
ARDAGH GROUP S A ARDAGH GROUP S A		10
ARISTA NETWORKS INC COM		99
ARMSTRONG WORLD INDS INC NEW COM STK		72
ARRAY TECHNOLOGIES INC COM		73
ARROW ELECTR INC COM		228
ASHLAND GLOBAL HLDGS INC COM		142
ASPEN TECHNOLOGY INC COM		20
ASSOCTD BANC-CORP COM		79
ASSURANT INC COM		250
ASSURED GUARANTY LTD COMMON STK		74
ATHENE HOLDING LTD		152
ATMOS ENERGY CORP COM		374
AUTONATION INC COM		126
AUTOZONE INC COM		356
AVANGRID INC COM		82
AVERY DENNISON CORP COM		241
AVNET INC COM		110
AXALTA COATING SYSTEMS LTD		193
AXIS CAPITAL HOLDINGS LTD		123
AZEK CO INC CL A		69
BAKER HUGHES CO		431
BALL CORP COM		61
BANK OZK COM		122
BERKELEY LTS INC COM		16
BERKLEY W R CORP COM		297
BERRY GLOBAL GROUP INC		158
BEST BUY INC COM STK		596
BEYOND MEAT INC		42
BIGCOMMERCE HLDGS INC		3
BIO RAD LABS INC CL A		390
BIOMARIN PHARMACEUTICAL INC		48
BIO-TECHNE CORP COM		24
BK HAW CORP COM		97
BLOCK H & R INC COM		29
BLUEBIRD BIO INC COM		50
BOK FINL CORP COM NEW		69
BORG WARNER INC COM		258
BRIGHT HORIZONS FA COM		102
BRIGHTHOUSE FINL INC COM		99
BROWN & BROWN INC COM		332
BROWN FORMAN CORP CL A		15
BROWN-FORMAN INC CL B NON-VTG COM		69
BRUKER CORP		103
BRUNSWICK CORP COM		194
BUNGE LTD		283
BURLINGTON STORES INC COM		58
BWX TECHNOLOGIES INC COM		67
C H ROBINSON WORLDWIDE INC COM		329
CABOT CORP COM		80
CABOT OIL & GAS CORP COM		205
CACI INTL INC CL A		167

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
CAMPBELL SOUP CO COM		147
CAPRI HOLDINGS LTD		191
CARLISLE COMPANIES INC COM		257
CARLYLE GROUP INC COM		106
CARMAX INC COM		453
CARNIVAL CORP COM PAIRED		331
CARRIER GLOBAL CORPORATION COM		663
CARTER INC		130
CASEYS GEN STORES INC COM		207
CATALENT INC COM		539
CBOE GLOBAL MARKETS INC		245
CBRE GROUP INC CL A		661
CDK GLOBAL INC COM		172
CELANESE CORP		477
CENTERPOINT ENERGY INC COM		342
CERIDIAN HCM HLDG INC COM		114
CF INDS HLDGS INC COM		266
CHANGE HEALTHCARE INC COM		38
CHARLES RIV LABORATORIES INTL INC COM		44
CHEMOURS CO COM		131
CHOICE HOTELS INTL INC COM		119
CIENA CORP COM NEW		260
CIMAREX ENERGY CO COM		120
CIN FNCL CORP COM		411
CINTAS CORP COM		115
CIRRUS LOGIC INC COM		147
CITIZENS FINL GROUP INC COM		485
CITRIX SYS INC COM		367
CLEAN HBRS INC COM		126
CLOROX CO COM		239
CMS ENERGY CORP COM		550
CNA FNCL CORP COM		34
COHERENT INC COM		20
COLFAX CORP		122
COLUMBIA SPORTSWEAR CO COM		80
COMERICA INC COM		250
COMM BANCSHARES INC COM		223
COMMSCOPE HLDG CO INC COM		78
CONAGRA BRANDS INC COM		558
CONCENTRIX CORP		132
CONOCOPHILLIPS		361
CONS EDISON INC COM		765
CONTINENTAL RES INC COM		38
COOPER COS INC COM		496
COPA HOLDINGS SA COM STK		78
CORELOGIC INC-W/I COM STK		177
CORNING INC COM		854
CORTEVA INC COM		919
COTY INC COM CL A		63
CRANE CO COM		121
CREDIT ACCEP CORP MICH COM		103
CREE INC COM		369
CROWDSTRIKE HLDGS INC CL A		284

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
CROWN HLDGS INC COM		370
CULLEN / FROST BANKERS INC COM		157
CUMMINS INC		1,060
CURTISS WRIGHT CORP COM		152
D R HORTON INC COM		720
DARDEN RESTAURANTS INC COM		494
DATTO HLDG CORP COM		11
DAVITA INC COM		233
DELTA AIR LINES INC DEL COM NEW		811
DENTSPLY SIRONA INC COM		364
DEVON ENERGY CORP		105
DEVON ENERGY CORP NEW COM		194
DIAMONDBACK ENERGY INC COM		245
DICKS SPORTING GOODS INC		112
DISCOVER FINL SVCS COM STK		877
DISCOVERY INC - A		152
DISCOVERY INC COM		254
DISH NETWORK CORP CL A COM STK		249
DOLBY LABORATORIES INC CL A COM STK		171
DOLLAR TREE INC COM STK		417
DONALDSON INC COM		204
DOVER CORP COM		577
DTE ENERGY CO COM		744
DUCK CREEK TECHNOLOGIES INC COM		5
DUN & BRADSTREET HLDGS INC COM		35
DXC TECHNOLOGY CO COM		210
EAGLE MATLS INC COM		135
EAST WEST BANCORP INC COM		230
EASTMAN CHEM CO COM		433
EATON VANCE CORP		242
ECHOSTAR CORPORATION		32
EDISON INTL COM		710
ELANCO ANIMAL HEALTH INC COM		439
ELEMENT SOLUTION INC COM		123
ENCOMPASS HEALTH CORP COM		143
ENERGIZER HLDGS INC NEW COM		18
ENTEGRIS INC COM		25
ENTERGY CORP NEW COM		640
ENVISTA HLDGS CORP COM		174
EQT CORP COM		113
EQUIFAX INC COM		194
EQUITABLE HLDGS INC COM		322
EQUITRANS MIDSTREAM CORP COM NPV WI		96
ERIE INDTY CO CL A		86
ESSENTIAL UTILS INC COM		337
EURONET WORLDWIDE INC COM		234
EVERCORE INC		139
EVEREST RE GROUP COM		289
EVERGY INC COM NPV		401
EVERSOURCE ENERGY COM		940
EXACT SCIENCES CORP COM		82
EXELIXIS INC COM STK		126
EXPEDIA GROUP INC COM		501

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
EXPEDITORS INTL WASH INC COM		197
EXTENDED STAY AMER INC		85
F N B CORP PA COM		96
F5 NETWORKS INC COM STK		337
FASTENAL CO COM		164
FIDELITY NATL FINL INC		337
FIREEYE INC COM		127
FIRST AMERN FINL CORP COM STK		180
FIRST HAWAIIAN INC COM		99
FIRST HORIZON CORPORATION COM		219
FIRST REP BK SAN FRANCISCO CALIF NEW COM		806
FIRST SOLAR INC COM		292
FIRSTENERGY CORP COM		523
FLOWERS FOODS INC COM		143
FLOWSERVE CORP COM		155
FMC CORP COM (NEW)		379
FOOT LOCKER INC COM		135
FORD MTR CO DEL COM		1,085
FORTIVE CORP COMMON STOCK		673
FORTUNE BRANDS HOME & SEC INC COM		371
FOX CORP CL A		305
FOX CORP CL B		141
FREEPORT-MCMORAN INC		1,194
FRKLN RES INC COM		218
FRONTDOOR INC COM		114
FTI CONSULTING INC COM		121
GALLAGHER ARTHUR J & CO COM		746
GAP INC COM		118
GARMIN LTD COMMON STOCK		571
GATES INDL CORP PL		15
GENERAC HLDGS INC COM STK		38
GENPACT LIMITED		152
GENTEX CORP COM		265
GENUINE PARTS CO COM		447
GLOBE LIFE INC COM		307
GLOBUS MED INC CL A		157
GOHEALTH INC CL A		17
GRACE W R & CO DEL NEW COM STK		63
GRACO INC COM		189
GRAFTECH INTL LTD COM		24
GRAHAM HLDGS CO COM CL B COM		69
GRAINGER W W INC COM		156
GRAND CANYON ED INC COM STK		140
GRAPHIC PACKAGING HLDG CO COM STK		109
GROCERY OUTLET HLDG CORP COM		41
GRUBHUB INC COM		199
GUIDEWIRE SOFTWARE INC COM		279
HAEMONETICS CORP MASS COM		13
HAIN CELESTIAL GROUP INC COM		104
HALLIBURTON CO COM		528
HANESBRANDS INC COM STK		163
HANOVER INS GROUP INC COM		134
HARLEY DAVIDSON COM		181

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
HARTFORD FINL SVCS GROUP INC COM		552
HASBRO INC COM		379
HAWAIIAN ELEC INDS INC COM		122
HEICO CORP NEW CL A		57
HEICO CORP NEW COM		36
HELMERICH & PAYNE INC COM		78
HENRY SCHEIN INC COMMON STOCK		303
HERBALIFE NUTRITION LTD COM STK		120
HERSHEY COMPANY COM STK		165
HESS CORP COM STK		462
HEWLETT PACKARD ENTERPRISE CO COM		487
HEXCEL CORP NEW COM		130
HILL-ROM HLDGS INC COM STK		186
HILTON WORLDWIDE HLDGS INC COM		969
HOLLYFRONTIER CORP COM		125
HOLOGIC INC COM		181
HORIZON THERAPEUTICS PLC		34
HORMEL FOODS CORP COM		409
HOWARD HUGHES CORP COM STOCK		100
HOWMET AEROSPACE INC COM		354
HP INC COM		1,070
HUBBELL INC COM		267
HUNT J B TRANS SVCS INC COM		269
HUNTINGTON BANCSHARES INC COM		406
HUNTINGTON INGALLS INDS INC COM		190
HUNTSMAN CORP COM STK		162
HYATT HOTELS CORP COM CL A		84
IAA SPINCO INC		214
ICU MED INC COM		99
IDACORP INC COM		155
IDEX CORP COM		473
IHS MARKIT LTD COM		518
INGERSOLL RAND INC COM		503
INGREDION INC COM		170
INTEGRA LIFESCIENCES HLDG CORP COM DESP		145
INTERACTIVE BROKERS GROUP INC CL COM		144
INTERPUBLIC GROUP COMPANIES INC COM		289
INTL FLAVORS & FRAGRANCES INC COM		366
INTL PAPER CO COM		624
INVESCO LTD COM STK		212
IONIS PHARMACEUTICALS INC COM		121
IPG PHOTONICS CORP COM		239
IQVIA HLDGS INC COM		675
ITT INC COM		214
JABIL INC COM		163
JACK HENRY & ASSOC INC COM		86
JACOBS ENGR GROUP INC COM		436
JAMF HLDG CORP COM		15
JAZZ PHARMACEUTICALS PLC		287
JEFFERIES FINL GROUP INC COM		164
JETBLUE AWYS CORP COM		144
JFROG LTD COM		3
JOHNSON CTLS INTL PLC COM		1,072

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
JONES LANG LASALLE INC COM STK		246
JUNIPER NETWORKS INC COM		234
KELLOGG CO COM		324
KEMPER CORP DEL COM		154
KEYCORP NEW COM		507
KEYSIGHT TECHNOLOGIES INC COM		523
KIRBY CORP COM		99
KKR & CO INC CL A		701
KNIGHT-SWIFT TRANSN HLDGS INC		168
KOHLS CORP COM		206
KROGER CO COM		777
KS CY SOUTHN		601
L BRANDS INC COM		267
LAB CORP AMER HLDGS COM NEW		596
LAMAR ADVERTISING CO NEW CL A		230
LAMB WESTON HLDGS INC COM		277
LANDSTAR SYS INC COM		30
LAZARD LTD CL A		134
LEAR CORP COM NEW		299
LEGGETT & PLATT INC COM		188
LEIDOS HLDGS INC COM		402
LEMONADE INC COM		50
LENDINGTREE INC NEW COM		4
LENNAR CORP CL A		657
LENNAR CORP CL B		29
LENNOX INTL INC COM		297
LESLIES INC COM		21
LIBERTY BROADBAND CORP COM SER A		125
LIBERTY BROADBAND CORP COM SER C		800
LIBERTY MEDIA CORP DEL COM SER A SIRIUSXM GROUP		101
LIBERTY MEDIA CORP DEL COM SER A FORMULAONE COM		30
LIBERTY MEDIA CORP DEL COM SER C FORMULAONE		264
LIBERTY MEDIA CORP DEL COM SER C SIRIUSXM GROUP		215
LINCOLN ELEC HLDGS INC COM		122
LINCOLN NATL CORP COM		273
LIONS GATE ENTMT CORP CL B NON VTG		38
LIONS GATE ENTMT CORP VOTING SHARES CL A		22
LITTELFUSE INC COM		193
LKQ CORP COM LKQ CORP		339
LOEWS CORP COM		331
LPL FINL HLDGS INC COM		238
LUMEN TECH INC		335
LUMENTUM HLDGS INC COM		204
LYFT INC CL A		384
LYONDELLBASELL IND N V		743
M & T BK CORP COM		520
MACQUARIE INFRASTRUCTURE CORP		89
MADISON SQUARE GARDEN ENTMT CORP CL A		62
MADISON SQUARE GARDEN SPORTS CORP		110
MANHATTAN ASSOCS INC COM		23
MANPOWERGROUP INC		168
MARATHON OIL CORP COM		169
MARATHON PETE CORP COM		847

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
MARKEL CORP HOLDING CO COM		439
MARTIN MARIETTA MATLS INC COM		564
MARVELL TECHNOLOGY		1,003
MASCO CORP COM		455
MATTEL INC COM STOCK		78
MAXIM INTEGRATED PRODS INC COM		502
MC CORMICK & CO INC COM NON-VTG		328
MCAFEE CORP CL A		6
MCKESSON CORP		231
MDU RES GROUP INC COM		169
MERCURY GEN CORP NEW COM		45
MERCURY SYSTEMS INC		28
METTLER-TOLEDO INTL INC COM		51
MGIC INVT CORP WIS COM		136
MGM RESORTS INTERNATIONAL COM		472
MICROCHIP TECHNOLOGY INC COM		272
MIDDLEBY CORP COM		229
MKS INSTRS INC COM		65
MOHAWK INDS INC COM		264
MOLINA HEALTHCARE INC COM		131
MOLSON COORS BEVERAGE COMPANY COM		253
MORNINGSTAR INC COM STK		26
MOSAIC CO/THE		249
MOTOROLA SOLUTIONS INC		821
MSA SAFETY INC COM		137
MSC INDL DIRECT INC CL A COM		121
MURPHY OIL CORP COM		56
N V R INC COM		396
NASDAQ INC		478
NATIONAL		167
NATIONAL INSTRS CORP COM		182
NATL FUEL GAS CO COM		116
NCINO INC COM		3
NCR CORP COM		153
NEKTAR THERAPEUTICS COM		96
NETAPP INC COM STK		216
NEW YORK CMNTY BANCORP INC COM		154
NEW YORK TIMES CO CL A		271
NEWELL BRANDS INC COM		262
NEWMARKET CORP COM		16
NEWS CORP COM CL A		225
NEWS CORP COM CL B		69
NEXSTAR MEDIA GROUP INC CL A		51
NIELSEN HOLDINGS PLC COMSTK		239
NISOURCE INC COM		278
NORDSON CORP COM		69
NORDSTROM INC COM		109
*NORTHERN TR CORP COM		564
NORWEGIAN CRUISE LINE HLDGS LTD		251
NRG ENERGY INC COM NEW		192
NU SKIN ENTERPRISES INC CL A		90
NUANCE COMMUNICATIONS INC COM		390
NUCOR CORP COM		511

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
NVENT ELECTRIC PLC COM		116
OAK STR HEALTH INC COM		21
OCCIDENTAL PETROLEUM CORP		458
OGE ENERGY CORP COM		205
OLD DOMINION FREIGHT LINE INC COM		84
OLD REP INTL CORP COM		179
OLIN CORP COM		113
OLLIES BARGAIN OUTLET HLDGS INC COM		17
OMNICOM GROUP INC COM		422
ON SEMICONDUCTOR CORP COM		423
ONEMAIN HLDGS INC COM		102
ONEOK INC COM STK		542
OSHKOSH CORPORATION		187
OTIS WORLDWIDE CORP COM		872
OWENS CORNING NEW COM STK		261
PACCAR INC COM		926
PACKAGING CORP AMER COM		412
PACWEST BANCORP DEL COM		96
PARKER-HANNIFIN CORP COM		1,104
PARSLEY ENERGY		138
PAYCHEX INC COM		202
PEGASYSTEMS INC COM		18
PELOTON INTERACTIVE INC		922
PENSKE AUTOMOTIVE GROUP INC COM STK		61
PENTAIR PLC COM		282
PEOPLES UTD FINL INC COM		176
PERKINELMER INC COM		410
PERRIGO COMPANY LIMITED COM		197
PG& E CORP COM		521
PILGRIMS PRIDE CORP		22
PINNACLE FINL PARTNERS INC COM		152
PINNACLE W. CAP CORP COM		286
PINTEREST INC CL A		145
PIONEER NAT RES CO COM		596
PLANET FITNESS INC CL A		84
POLARIS INC		160
POPULAR INC COM		150
POST HLDGS INC COM STK		207
PPD INC COM		27
PPG IND INC COM		1,077
PPL CORP COM		686
PRA HEALTH SCIENCES INC COM		36
PREMIER INC CL A		132
PRIMERICA INC COM		63
PRINCIPAL FINL GROUP INC COM STK		428
PROSPERITY BANCSHARES INC COM		199
PRUDENTIAL FINL INC COM		985
PUB SERVICE ENTERPRISE GROUP INC COM		932
PULTE GROUP INC		367
PURE STORAGE INC CL A		76
PVH CORP COM		212
QIAGEN NV		373
QORVO INC COM		606

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
QUANTA SVCS INC COM		253
QUEST DIAGNOSTICS INC COM		502
QURATE RETAIL INC		134
RALPH LAUREN CORP CL A		157
RAYMOND JAMES FNCL INC COM STK		369
REALPAGE INC		26
REATA PHARMACEUTICALS INC CL A		10
REGAL BELOIT CORP		155
REGIONS FINL CORP NEW COM		493
REINSURANCE GROUP AMER INC COM NEW STK		246
RELIANCE STL & ALUM CO COM		245
RENAISSANCE RE HLDGS LTD COM		179
REPUBLIC SVCS INC COM		638
REYNOLDS CONSUMER PRODS INC COM		35
ROBERT HALF INTL INC COM		224
ROCKWELL AUTOMATION		471
ROLLINS INC COM		34
ROYAL CARIBBEAN GROUP COM STK		431
ROYAL GOLD INC COM STK		63
ROYALTY PHARMA PLC COM		96
RPM INTL INC		61
RYDER SYS INC COM		104
S.W. AIRL CO COM		869
SABRE CORP COM		117
SAGE THERAPEUTICS INC COM		132
SANTANDER CONSUMER USA HLDGS INC COM		53
SCHNEIDER NATL INC WIS CL B		39
SCIENCE APPLICATIONS INTL CORP NEW COM		154
SCOTTS MIRACLE-GRO CLASS'A'COM NPV		17
SEABOARD CORP DEL COM		24
SEALED AIR CORP NEW COM STK		229
SEI INVTS CO COM		202
SENSATA TECHNOLOGIES B V HOLDING		262
SERVICE CORP INTL COM		259
SIGNATURE BK NY N Y COM		226
SILGAN HLDGS INC COM		93
SIRIUS XM HLDGS INC COM		96
SIX FLAGS ENTMT CORP NEW COM		83
SKECHERS U S A INC CL A		155
SKYWORKS SOLUTIONS INC COM		806
SLM CORP COM		115
SMITH A O CORP COM		234
SMUCKER J M CO COM NEW		408
SNAP-ON INC COM		292
SOLARWINDS CORP COM		21
SONOCO PROD CO COM		190
SPECTRUM BRANDS HLDGS INC		108
SPIRIT AEROSYSTEMS HLDGS INC CL A		132
SPROUTS FMRS MKT INC COM		12
SS&C TECHNOLOGIES HLDGS INC COM		410
STANLEY BLACK & DECKER INC COM		871
STATE STR CORP COM		810
STEEL DYNAMICS INC COM		234

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
STERICYCLE INC COM		200
STERIS PLC ORD		481
STERLING BANCORP DEL COM		111
SVB FINANCIAL GROUP COMMON STOCK		629
SYNCHRONY FINL COM		639
SYNEOS HEALTH INC COM		147
SYNNEX CORP COM STK		109
SYNOPSYS INC COM		90
SYNOVUS FINL CORP COM		152
T ROWE PRICE GROUP INC		808
TAKE-TWO INTERACTIVE SOFTWARE INC COM STK		55
TANDEM DIABETES CARE INC COM		20
TAPESTRY INC COM		277
TARGA RES CORP COM		186
TCF FINL CORP NEW COM		175
TELADOC HEALTH INC		45
TELEDYNE TECH		184
TELEDYNE TECHNOLOGIES INC COM		453
TELEFLEX INC COM		228
TELEPHONE & DATA SYS INC COM STK		60
TEMPUR SEALY INTL INC		41
TERADATA CORP DEL COM STK		20
TERMINIX GLOBAL HLDGS INC COM		217
TEXTRON INC COM		346
TFS FINL CORP COM STK		27
THOR INDS INC COM STK		153
TIFFANY		502
TIMKEN CO COM		153
TOLL BROS INC COM		162
TORO CO COM		31
TRADEWEB MKTS INC CL A		26
TRANE TECHNOLOGIES PLC COM		1,098
TRANSDIGM GROUP INC COM		795
TRANSUNION COM		54
TRAVEL & LEISURE CO		121
TREEHOUSE FOODS INC COM		77
TRIMBLE INC COM TRIMBLE INC		531
TRINITY IND INC COM		77
TRIPADVISOR INC COM		93
TWILIO INC CL A		251
TWITTER INC COM		1,337
TYSON FOODS INC CL A COM (DELAWARE)		592
U.S. CELLULAR CORP COM		15
UBIQUITI INC COM		15
UGI CORP NEW COM		234
ULTA BEAUTY INC		34
UMPQUA HLDGS CORP COM		107
UNDER ARMOR INC CL A		105
UNDER ARMOUR INC CL C COM		94
UNITED AIRLINES HOLDINGS INC COM		399
UNITED RENTALS INC COM		533
UNITED THERAPEUTICS CORP DEL COM STK		212
UNITY SOFTWARE INC COM		20

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
UNIVAR SOLUTIONS INC		102
UNUM GROUP		145
UNVL HEALTH SERVICES INC CL B COM		321
US FOODS HLDG CORP COM		236
V F CORP COM		820
VAIL RESORTS INC COM		322
VALMONT INDS INC COM		118
VALVOLINE INC COM		138
VARIAN		437
VEREIT INC COM		262
VERISIGN INC COM		285
VIACOMCBS INC CL A		14
VIACOMCBS INC NPV CLASS B		646
VIASAT INC COM		62
VIATRIS INC		714
VIRGIN GALACTIC HLDGS INC COM		7
VIRTU FINL INC CL A		6
VISTRA CORP COM		301
VONTIER CORP COM		129
VOYA FINL INC COM		237
VROOM INC COM		7
VULCAN MATERIALS CO COM		618
WABTEC CORP COM		421
WATERS CORP COM		441
WATSCO INC COM		238
WAYFAIR INC CL A		42
WEBSTER FNCL CORP WATERBURY CONN COM		121
WEC ENERGY GROUP INC COM		925
WESTERN ALLIANCE BANCORPORATION COM		188
WESTERN UNION CO		233
WESTLAKE CHEM CORP COM STK		89
WESTN DIGITAL CORP COM		534
WESTROCK CO COM		351
WEX INC COM		264
WHIRLPOOL CORP COM		350
WHITE MOUNTAINS INSURANCE GROUP COM		98
WILEY JOHN & SONS INC CL A		63
WILLIAMS CO INC COM		771
WILLIAMS SONOMA INC COM		211
WILLIS TOWERS WATSON PLC COM		857
WINTRUST FINL CORP COM		112
WOODWARD INC COM		218
WYNDHAM HOTELS & RESORTS INC COM		175
WYNN RESORTS LTD COM		268
XCEL ENERGY INC COM		1,117
XEROX HLDGS CORP COM NEW		120
XPO LOGISTICS INC COM		323
XYLEM INC COM		581
YUM CHINA HLDGS INC COM		677
ZEBRA TECHNOLOGIES CORP CL A		56
ZILLOW GROUP INC COM		223
ZILLOW GROUP INC COM CLASS C		528
ZIMMER BIOMET HLDGS INC COM		1,010

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Common stock - continued
ZIONS BANCORPORATION N A		222
ZYNGA INC		50
Total Common stock		4,819,600

Mutual funds
PIMCO ALL ASSET FUND		96,224

REITs
1ST INDL RLTY TR INC COM		171
AGNC INVT CORP COM		266
ALEXANDRIA REAL ESTATE EQUITIES INC COM		754
AMERICAN CAMPUS CMNTYS INC COM		188
AMERICAN HOMES 4 RENT COMMON STOCK		256
AMERICOLD RLTY TR COM		221
ANNALY CAP MGMT INC COM		376
APPLE HOSPITALITY REIT INC COM NEW		87
AVALONBAY CMNTYS REIT		713
BRANDYWINE RLTY TR SH BEN INT NEW REIT		65
BRIXMOR PPTY GROUP INC COM		158
BROOKFIELD PPTY REIT INC COM		3
BSTN PPTYS INC		470
CAMDEN PPTY TR SH BEN INT		298
CORESITE RLTY CORP COM CORESITE REALTY CORP		53
CORP OFFICE PPTYS TR COM		94
COUSINS PPTYS INC		159
CUBESMART		206
CYRUSONE INC COM		276
DOUGLAS EMMETT INC COM REIT		156
DUKE RLTY CORP COM NEW REIT		464
EMPIRE ST RLTY TR INC CL A		42
EPR PPTYS COM SH BEN INT		78
EQTY LIFESTYLE PPTYS INC REIT		205
EQTY RESDNTL		688
EQUITY COMMONWEALTH		102
ESSEX PPTY TR REIT		488
EXTRA SPACE STORAGE INC COM		140
FEDERAL RLTY INVT TR SH BEN INT NEW		206
GAMING & LEISURE PPTYS INC COM		292
HEALTHCARE TR AMER INC CL A NEW		192
HEALTHPEAK PROPERTIES INC		518
HIGHWOODS PPTYS INC COM		131
HOST HOTELS & RESORTS INC REIT		321
HUDSON PACIFIC PROPERTIES INC COM		116
INVITATION HOMES INC COM		531
IRON MTN INC NEW COM		113
JBG SMITH PROPERTIES COM		123
KILROY RLTY CORP COM		212
KIMCO RLTY CORP COM		199
LIFE STORAGE INC COM		182
MEDICAL PPTYS TR INC COM REIT		364
MID-AMER APT CMNTYS INC COM		458
NATIONAL RETAIL PPTYS INC COM STK		225
NEW RESIDENTIAL INVT CORP COM NEW		133

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
REITs - continued
OMEGA HEALTHCARE INVS INC REIT		256
OUTFRONT MEDIA INC COM		90
PARAMOUNT GROUP INC COM		55
PARK HOTELS & RESORTS INC COM		130
RAYONIER INC REIT		125
REALTY INCOME CORP COM		690
REGENCY CTRS CORP COM		247
REXFORD INDL RLTY INC COM		195
SIMON PROPERTY GROUP INC COM		190
SL GREEN RLTY CORP		140
SPIRIT REALTY CAPITAL INC COM		135
STARWOOD PROPERTY TRUST INC COM REIT		169
STORE CAPITAL CORPORATION		258
SUN COMMUNITIES INC COM		507
UDR INC COM STK		358
VENTAS INC REIT		578
VICI PPTYS INC COM		435
VORNADO RLTY TR COM		211
W P CAREY INC COM		386
WEINGARTEN RLTY INVS COM		84
WELLTOWER INC COM REIT		855
WEYERHAEUSER CO COM		792
Total REITs		18,379

Collective trust funds
BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND		100,355
CAPITAL GROUP EUROPACIFIC GROWTH TRUST		434,878
CAPITAL GROUP GROWTH FUND OF AMERICA TRUST		1,130,643
CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST		252,933
GW&K SMALL-MID CAP CORE EQUITY FUND		132,378
*NORTHERN TRUST COLLECTIVE WORLD ex-U.S. INDEX FUND		97,002
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		20,080
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		289,889
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		826,333
SSGA S&P 500 INDEX FUND CLASS K		1,370,380
SSGA U.S. BOND INDEX FUND CLASS K		213,861
SSGA TARGET RETIREMENT 2020		238,653
SSGA TARGET RETIREMENT 2025		395,188
SSGA TARGET RETIREMENT 2030		408,694
SSGA TARGET RETIREMENT 2035		358,621
SSGA TARGET RETIREMENT 2040		290,642
SSGA TARGET RETIREMENT 2045		241,581
SSGA TARGET RETIREMENT 2050		165,560
SSGA TARGET RETIREMENT 2055		88,021
SSGA TARGET RETIREMENT 2060		36,926
SSGA TARGET RETIREMENT 2065		3,639
SSGA TARGET RETIREMENT INCOME		137,385
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		6,759
Total Collective trust funds		7,240,401

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Futures contracts
EQUITY FUTURES OFFSET - LONG		(2,218)
FUT MAR 21 EMINI S&P 500		375
FUT MAR 21 IMMEMINI MDCP		1,843
Total Futures contracts		-

Corporate debt
ABBVIE INC 2.15% DUE 11-19-2021 REG		2,642
AERCAP IRELAND CAP 4.5% DUE 05-15-2021		2,228
AIR LEASE CORP MED 2.25% DUE 01-15-2023		2,259
AIRCASTLE LTD 5.125% DUE 03-15-2021		2,621
AMERICAN ELEC PWR CO INC FLTG RT DUE 11-01-2023 REG		5,007
AMERN HONDA FIN FLTG RT 2.87288% DUE 06-27-2022		1,710
ASSURANT INC SR NT DUE 03-26-2021/03-26-2019 REG		206
AT&T INC FLTG RT 02-15-2023		1,214
ATHENE GLOBAL FUNDING 144A FRN 07-01-2022		3,677
AVIATION CAP GROUP 2.875% DUE 01-20-2022		210
AVIATION CAP GROUP FLTG RT 1.1405% DUE 06-01-2021		1,888
B A T CAP CORP 3.36738% 08-15-2022		6,546
BOC AVIATION PTE LTD GLOBAL MEDIUM TERM VAR RT DUE 05-02-2021		3,094
BOEING CO 1.875% DUE 06-15-2023		916
BOEING CO 4.508% DUE 05-01-2023		3,242
BRIXMOR OPER PARTNERSHIP LP FLTG 02-01-2022		999
BROADCOM INC 3.125% DUE 04-15-2021 REG		1,006
CALIFORNIA ST FLTG RT 04-01-2047 BEO TAXABLE		2,599
CHARTER COMMUNICATIONS OPER LLC FRNS 02-01-2024		1,025
CITIBANK N A FLTG RT 05-20-2022 REG		4,107
DAIMLER FIN NORTH AMER LLC CORP FLTG 144A 02-15-2022		2,015
DNB BK ASA MEDIUM VAR RT .80838% DUE 12-02-2022		504
DOMINION ENERGY GAS HLDGS LLC FORMERLY SR NT 2018 SER A FLTG DUE 06-15-2021 REG		501
DOMINION ENERGY INC FLTG RT DUE 09-15-2023		1,903
DUKE ENERGY CORP NEW SR NT FLTG 03-11-2022		1,307
DUKE ENERGY CORP NEW SR NT FLTG RATE 144A DUE 05-14-2021 BEO		2,404
ENBRIDGE INC FLTG 02-18-2022		5,003
EQUIFAX INC SR NT FLTG DUE 08-15-2021 REG		301
EXPORT-IMP BK INDI FRN SNR MTN 08/22		2,494
FIRST ABU DHABI BK FR SNR EMTN 04/22		1,006
GEN MLS INC-MEDIUM TERM NTS-BOOK TRANCHE# TR 00148 6.41% 10-15-2022		1,985
GEN MTRS FINL CO FIXED 4.2% DUE 11-06-2021		5,154
GENERAL MTRS CO FLTG RT 1.0825% DUE 09-10-2021		3,003
GOLDMAN SACHS FLTG RT .800857% DUE 12-09-2026		3,421
GOLDMAN SACHS FLTG RT 1.28575% DUE 04-26-2022		1,166
GULF STREAM MERIDIAN 2 LTD / GULF NT CL A-1 FLTG 144A 3C7 2.63463% 10-15-2029		2,000
HARLEY DAVIDSON FLTG RT 1.16763% DUE 03-02-2021		1,900
HEWLETT PACKARD FLTG RT .91425% DUE 10-05-2021		1,100
KOMMUNEKREDIT 2.5% SNR EMTN 14/04/22 USD		8,232
KRAFT HEINZ FOODS CO GTD SR NT FLTG DUE 08-10-2022 REG		1,696
LLOYDS BKG GROUP PLC NT FLTG RATE DUE 06-21-2021 REG		2,910
MFA 2020-NQM2 TR FLTG RT 1.381% DUE 04-25-2065		2,264
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGDUE 07-26-2023 REG		2,052
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGRATE DUE 07-25-2022 REG		3,078
MIZUHO FINL GROUP INC SR NT FLTG DUE 07-16-2023/07-16-2022 REG		3,720
MUFG UN BK N A SAN FLTG RT .720286% DUE 12-09-2022		1,071
NAVIENT PRIVATE ED LN TR 2020-I 1.10088% 04-15-2069		3,000

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Corporate debt - continued
NEXTERA ENERGY CAPITAL HLDGS INC FLTG RT 02-25-2022		705
NISSAN MTR ACCEP CORP NT FLTG RATE 144A DUE 07-13-2022 BEO		992
NOMURA HLDGS INC 2.648% 01-16-2025		1,175
OCCIDENTAL PETE CORP FLTG 08-15-2022		1,372
PAC GAS & ELEC CO FIXED 1.75% DUE 06-16-2022		4,513
PAC GAS & ELEC CO FIXED 3.75% DUE 02-15-2024		213
PAC GAS & ELEC CO FLTG RT 1.52463% DUE 11-15-2021		2,501
PAC GAS & ELEC CO FLTG RT 1.6695% DUE 06-16-2022		1,801
PACIFIC GAS & ELEC CO 3.25% 06-15-2023		104
PACIFIC GAS & ELEC CO 3.4% 08-15-2024		320
PACIFIC GAS & ELECTRIC CO 3.85% 11-15-2023		106
PHILLIPS 66 FLTG RT .77588% DUE 02-15-2024		1,601
PVTPL AIA GROUP LTD FLTG 09-20-2021		1,299
PVTPL AREIT 2020-CRE4 LTD/AREIT SR SECD NT CL SER 20-CRE4 CL A STEP 04-14-2037		2,021
PVTPL AVIATION CAP GROUP 2.875% 01-20-2022		506
PVTPL BAMLL COML MTG SECS SR 2019-AHT CL A FLTG 03-15-2034		690
PVTPL CBAM 2018-8 LTD LLC NT CL A-1 FLTG 3C7 10-20-2029 BEO		3,974
PVTPL CENT CLO 19 LTD / CENT CLO 19 CORPSR SECD NT CL A-1A 144A 10-29-2025		473
PVTPL CMO GOSFORTH FUNDING 2012-1 PLC STEP UP DUE 08-25-2060 BEO		431
PVTPL CMO MF1 2019-FL2 LTD FLTG 12-25-2034		4,161
PVTPL CMO THE BANCORP COML MTG TR SER 2019-CRE6 TR CLS A FLTG DUE 09-15-2036		722
PVTPL CMO WELLS FARGO COML MTG TR SER 2017-HSDB CL A VAR RT 12-13-2023		1,467
PVTPL CMO WELLS FARGO COMMERCIAL MTG TST SR 2012-C10 CL AFL VAR RT 09-15-2022		2,594
PVTPL CMO WFRBS COML MTG SER-2014-C21 CL-ASBF FLTG 08-16-2047 BEO		483
PVTPL CROWN PT CLO 6 LTD/CROWN PT CLO 6 LLC SR SECD NT CL A-1 FLTG 144A VAR RT		2,811
PVTPL DAIMLER FIN NORTH AMER LLC NT FLTG RATE 02-22-2022		5,036
PVTPL IMPERIAL TOBBACCO FINANCE 3.75% 07-21-2022		4,275
PVTPL JACKSON NATL LIFE GLOBAL FDG SECD FLTG 06-11-2021		5,010
PVTPL JAMESTOWN CLO LTD SER 14-4A CL A1BR VAR 07-15-2026		116
PVTPL KEB HANA BK SR NT FLTG DUE 10-02-2022 BEO		802
PVTPL MF1 2020-FL3 LTD SR SECD NT CL A FLTG 07-15-2035 BEO		2,017
PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE LO SR 20-FL4 CL A VAR RT DUE 11-15-2035		2,404
PVTPL NAVIENT PRIVATE ED REFI LN TR SRS 20-HA CL A 1.31% DUE 01-15-2069		3,334
PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO		2,742
PVTPL NISSAN MTR ACCEP CORP FLTG 09-21-2021 BEO		3,491
PVTPL PALMER SQUARE LN FDG 144A FLTG RT SER 19-3A CL A1 08-20-2027 BEO		3,390
PVTPL PALMER SQUARE LN FDG 2020-1 CL A1 FLTG RT DUE 02-20-2028		4,740
PVTPL PALMER SQUARE LN FDG SER 18-2A CL A1 FLTG 07-15-2026		1,452
PVTPL SMB PRIVATE ED LN TR 2020-PT-A SR 20-PTA CL A-1 VAR RT 09-15-2054		1,317
PVTPL SOCIAL PROFESSIONAL LOAN PROGRAM LL VAR RT DUE 10-25-2036 BEO		327
PVTPL THL CR WIND RIV SER 12-1A CL AR2 FLTG 01-15-2026 BEO		206
PVTPL TRALEE CDO LTD SER 18-5A CL A1 FLTG 10-20-2028 BEO		2,986
PVTPL VOLKSWAGEN GROUP AMER FIN LLC .75%DUE 11-23-2022 BEO		5,015
PVTPL Z CAP CR PARTNERS CLO SER 15-1A CL A1R FLTGT RT 07-16-2027		2,700
PVTPLTRALEE CLO III LTD SER 2014-3A CL A-R FLTG 10-20-2027		1,024
QNB FINANCE LTD FRN 31/05/21		1,505
ROYAL BK SCOTLAND FLTG RT 1.62588% DUE 05-15-2023		4,247
SANTANDER UK PLC NT FLTG DUE 06-01-2021 REG		1,949
SEMPRA ENERGY NT FLTG RATE DUE 03-15-2021 REG		1,601
SHELL INTL FIN B V DISC COML PAPER 4/2 YRS 1&2 01-19-2021		3,000
SOFI PROFESSIONAL LN PROGRAM 2020-C POSTGRADUATE LN AST BKD NT 1.95% 02-15-2046		3,305
SOUTHERN CALIF EDISON CO FLTG RT DUE 12-03-2021 REG		3,502
STANDARD CHARTERED PLC NT FLTG 144A DUE 09-10-2022/09-10-2021 BEO		2,008

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2020
(Dollars in thousands)

Identity of party involved/ Description of asset/ Rate/ Maturity	Cost (a)	Current value
Corporate debt - continued
STD CHARTERED PLC FLTG RT 1.26% DUE 10-14-2023		5,335
SUMITOMO MITSUI FINL GRP FLTG RT DUE 10-18-2022 BEO		4,440
SYNCHRONY BK 3% DUE 06-15-2022		1,033
UBS GROUP FDG SWITZ AG NT FLTG 144A DUE 08-15-2023/08-15-2022 BEO		5,049
WELLS FARGO & CO FLTG RT 1.28575% DUE 01-24-2023		1,210
WELLS FARGO & CO NEW NT FLTG DUE 10-31-2023/10-31-2022 REG		2,032
ZOETIS INC SR NT FLTG 08-20-2021		601
Total Corporate debt		242,622

Government debt
FEDERAL HOME LN MTG CORP POOL #ZM5146 4%12-01-2047 BEO		614
FEDERAL HOME LN MTG CORP POOL #ZM6064 4%04-01-2048 BEO		109
FEDERAL HOME LN MTG CORP POOL #ZM8299 4%09-01-2048 BEO		570
FEDERAL HOME LN MTG CORP POOL #ZT0712 4%10-01-2048 BEO		481
FHLMC 4% MBS 01/01/2050 USD'SD-8039 POOL #SD8039 4 01-01-2050		465
FHLMC POOL #SD8006 4.0% 08-01-2049		352
FHLMC SD8012 4.0% 09-01-2049 BEO		18
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		765
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		1,659
GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066		151
UNITED STATES TREASURY BILLS 01-28-2021		335
UNITED STATES TREASURY .375% DUE 03-31-2022		45,845
UNITED STATES TREASURY N/B 2% DUE 02-15-2050 REG		760
UNITED STATES TREASURY NOTES .125% DUE 06-30-2022 REG		65,510
UNITED STATES TREASURY NOTES 0.125% 11-30-2022		29,203
Total Government debt		146,837

Certificate of deposit
SUMITOMO MITSUI BKG CORP N Y BRH INSTL CDTD 02-06-2020 FRN 11-05-2021		4,509

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II		357,819
PIMCO Short-Term Portfolio		52,115
Total Private 40-Act mutual funds		409,934

*Loans to participants, 3.00% to 9.25%		88,523

		$13,067,029

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2020 and 2019

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 28, 2021

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2020 and 2019
(Dollars in thousands)

	2020	2019
Assets
Cash	$4	$19
Investments, at fair value	201,807	168,599
Notes receivable from participants	4,410	4,458
Due from brokers	4	151
Accrued interest income	3	17

Total assets	206,228	173,244

Liabilities
Accrued investment expenses	3	3
Due to brokers	15	60

Total liabilities	18	63

NET ASSETS AVAILABLE FOR BENEFITS	$206,210	$173,181

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2020
(Dollars in thousands)

Additions
Contributions
Employer	$2,013
Participant	4,233
Rollovers	274

Total contributions	6,520

Investment income
Net appreciation in fair value of investments	35,269
Interest and dividends	2,302

Net investment income	37,571

Interest income on notes receivable from participants	198

Total additions	44,289

Deductions
Benefits paid to participants	11,225
Other expenses	35

Total deductions	11,260

NET INCREASE	33,029

Net assets available for benefits
Beginning of year	173,181

End of year	$206,210

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”). The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which, effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2020 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Abbott Green participants are also fully vested in matching contributions upon death or qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2020, approximately $39,100 of forfeitures were used to reduce employer contributions. Forfeitures totaling approximately $117,900 and $117,000 were available at the end of 2020 and 2019, respectively.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Distribution must be made by the 1st of April following the year the participant reaches age 72 (or age 70 ½, if reached prior to January 1, 2020 ) or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption.

The following tables summarize the basis used to measure investments at fair value at December 31, 2020 and 2019 (dollars in thousands):

	Basis of Fair Value Measurement
2020	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$92,499	$-	$-	$-	$92,499
Mutual funds	13,336	-	-	-	13,336
Collective trust funds	-	-	-	95,972	95,972
Total investments at fair value	$105,835	$-	$-	$95,972	$201,807

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2019	Markets	Inputs	Inputs	NAV	Total
Common stock	$78,489	$-	$-	$-	$78,489
Mutual funds	13,728	-	-	-	13,728
Collective trust funds	-	-	-	76,382	76,382
Total investments at fair value	$92,217	$-	$-	$76,382	$168,599

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2020 and 2019 is presented below:

	2020	2019
Abbott common shares, 605,942 and 631,512 shares, respectively (dollars in thousands)	$66,345	$54,853
Market value per share	$109.49	$86.86

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2020, the Plan received $900,000 in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. The pandemic is ongoing and has caused significant volatility and uncertainty in U.S. and international financial markets. The volatility in the markets has not resulted in a material change in the fair value of the Plan’s investments since December 31, 2020; however, the ultimate impact of COVID-19 on the Company, the Plan, and global financial markets will depend on future developments that are difficult to assess or predict, and the potential impact to the Plan’s net assets available for benefits and changes in net assets available for benefits is uncertain.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE H - SUBSQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2020 through the date these financial statements were issued. Management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

14

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
Common stock - employer securities
*Abbott Laboratories, common shares		$66,345

Common stock
AbbVie Inc., common stock		26,154
Total Common stock		92,499

Mutual funds
PIMCO All Asset Fund		2,119
PIMCO Short Asset Investment Fund		8,347
Vanguard Mid-Cap Value Index Fund Admiral		2,870
Total Mutual funds		13,336

Collective trust funds
Blackrock International Opportunities Fund		2,106
Capital Group EuroPacific Growth Trust		6,396
Capital Group The Growth Fund of America Trust		17,002
Capital Group Washington Mutual Investors Trust		2,926
GW&K Small-Mid Cap Core Equity Fund		3,707
*Northern Trust Collective World ex-U.S. Index Fund		594
*Northern Trust Collective ACWI ex-U.S. Index Fund		93
PIMCO Total Return Collective Trust Fund		3,178
SSGA Russell Small/Mid Cap Index Fund		3,866
SSGA S&P 500 Index Fund		13,859
SSGA U.S. Bond Index Fund		1,524
SSGA Target Retirement 2020		5,077
SSGA Target Retirement 2025		7,735
SSGA Target Retirement 2030		6,610
SSGA Target Retirement 2035		5,266
SSGA Target Retirement 2040		4,894
SSGA Target Retirement 2045		3,414
SSGA Target Retirement 2050		2,181
SSGA Target Retirement 2055		1,104
SSGA Target Retirement 2060		240
SSGA Target Retirement 2065		42
SSGA Target Retirement Income		4,095
*Northern Trust Collective Short Term Investment Fund		63
Total Collective trust funds		95,972

*Loans to participants, 3.25% to 5.50%		4,410

		$206,217

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

16

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 28, 2021	By:	/s/ Sean J. Treacy
Sean J. Treacy
Plan Administrator